Mail Stop 4561





September 23, 2005


By U.S. Mail and facsimile to (484) 359-3176.

Bruce E. Moroney
Chief Financial Officer
DNB Financial Corporation
4 Brandywine Avenue
Downingtown, PA 19335

Re:	DNB Financial Corporation
Form 10-K
	Filed March 10, 2005
	File No. 000-16667

Dear Mr. Moroney:

We have reviewed your response to our letter dated September 8,
2005
and have the following additional comment.

1. Given that you have a history of gains on sales of available-for-sale securities, please tell us why you believe that you will not realize the benefits of the deferred tax asset related to the impairment of your preferred stock as a part of future tax planning strategies. Refer to paragraph 22 of SFAS 109.

* * * * *

      Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comment, indicates your intent to include the requested revisions in future filings and provides any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comment.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.


      You may contact Rebekah Moore, Staff Accountant, at (202)
551-
3463 or me at (202) 551-3490 if you have questions.

Sincerely,



Donald Walker
Senior Assistant Chief Accountant
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Bruce E. Moroney
DNB Financial Corporation
September 23, 2005
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